UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Kernel Group Holdings, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G5259L111
(CUSIP Number)

February 14, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Kernel Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
16,368,750 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
16,368,750 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,368,750 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
34.94%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 16,368,750 Class A ordinary shares acquirable in respect of (i) 7,618,750 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer's initial business combination and (ii) 8,750,000 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2) Calculated based on (i) 30,475,000 Class A ordinary shares outstanding as of November 15, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 16,368,750 Class A ordinary shares issuable in connection with the exercise or conversion of the 7,618,750 Class B Shares and the 8,750,000 Private Placement Warrants.

1	NAMES OF REPORTING PERSONS
Mark Gross

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
16,368,750 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
16,368,750 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,368,750 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
34.94%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 16,368,750 Class A ordinary shares acquirable in respect of (i) 7,493,750 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer's initial business combination and (ii) 8,750,000 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2) Calculated based on (i) 30,475,000 Class A ordinary shares outstanding as of November 15, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 16,368,750 Class A ordinary shares issuable in connection with the exercise or conversion of the 7,618,750 Class B Shares and the 8,750,000 Private Placement Warrants.

1	NAMES OF REPORTING PERSONS
Rakesh Tondon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
16,368,750 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
16,368,750 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,368,750 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
34.94%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 16,368,750 Class A ordinary shares acquirable in respect of (i) 7,493,750 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer's initial business combination and (ii) 8,750,000 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2) Calculated based on (i) 30,475,000 Class A ordinary shares outstanding as of November 15, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 16,368,750 Class A ordinary shares issuable in connection with the exercise or conversion of the 7,618,750 Class B Shares and the 8,750,000 Private Placement Warrants.

1	NAMES OF REPORTING PERSONS
Brett Northart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
16,368,750 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
16,368,750 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,368,750 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
34.94%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 16,368,750 Class A ordinary shares acquirable in respect of (i) 7,493,750 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer's initial business combination and (ii) 8,750,000 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2) Calculated based on (i) 30,475,000 Class A ordinary shares outstanding as of November 15, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 16,368,750 Class A ordinary shares issuable in connection with the exercise or conversion of the 7,618,750 Class B Shares and the 8,750,000 Private Placement Warrants.

Item 1(a).	Name of Issuer

Kernel Group Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2 Rousseau Street
San Francisco, CA 94112

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Kernel Capital Holdings, LLC

(ii)	Mark Gross

(iii)	Rakesh Tondon

(iv)	Brett Northart

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

2 Rousseau Street
San Francisco, CA 94112

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number

G5259L103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held directly by Kernel Capital Holdings, LLC (the “Sponsor”). The Sponsor is controlled by Mark Gross, Rakesh Tondon and Brett Northart. As such, each of the foregoing may be deemed to have beneficial ownership of the securities directly held by the Sponsor but disclaims such ownership. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

KERNEL CAPITAL HOLDINGS, LLC

	By:	/s/ Rakesh Tondon
Name: Rakesh Tondon
Title: Chief Financial Officer

/s/ Mark Gross
Mark Gross

/s/ Rakesh Tondon
Rakesh Tondon

/s/ Brett Northart
Brett Northart

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated February 14, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A common shares, par value $0.0001 per share, of Kernel Group Holdings, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2022

KERNEL CAPITAL HOLDINGS, LLC

	By:	/s/ Rakesh Tondon
Name: Rakesh Tondon
Title: Chief Financial Officer

/s/ Mark Gross
Mark Gross

/s/ Rakesh Tondon
Rakesh Tondon

/s/ Brett Northart
Brett Northart